Exhibit 99.1

King Reports Second Quarter 2015 Results

•	Reports total gross bookings of $529 million, above high end of previously provided guidance range
•	Generates adjusted EBITDA of $207 million for second quarter 2015; marks eighth consecutive quarter with adjusted EBITDA margin greater than 40%
•	Operating activities provide net cash of $151 million; ended quarter with $786 million of cash and cash equivalents
•	Three King games were top 10 grossing games on both the Apple App Store and Google Play Store in the U.S. for second quarter 2015
•	Continued to grow mobile game portfolio with launches of AlphaBetty Saga and Paradise Bay, which expanded portfolio into new resource management genre; launched Scrubby Dubby Saga on Facebook
•	Executed on franchise model with new ‘Sugar Track’ extension in Candy Crush Saga and live ops events in all franchises

London and New York, August 13, 2015 – King Digital Entertainment plc (“King” or the “Company”) (NYSE: KING), a leading interactive entertainment company for the mobile world, today reported financial results for the second quarter ended June 30, 2015.

King CEO Riccardo Zacconi said, “Our second quarter 2015 gross bookings exceeded the high end of our guidance range and for the third consecutive quarter, Candy Crush Saga, Candy Crush Soda Saga and Farm Heroes Saga ranked within the top 10 grossing games in the Apple App Store and Google Play Store in the U.S.  These results reflect our execution on delivering new content and features in our franchise games and demonstrate the continued benefits from operating global mobile game franchises and the strength of their brands.  We are also pleased to have recently launched Paradise Bay, our first resource management game, and Scrubby Dubby Saga, our first game with a slider mechanic, and look forward to introducing these fresh games to our massive player base and to players around the globe.”

Financial Summary and Key Performance Metrics (in millions, except per share and per user data)

	Three Months Ended
	June 30,	June 30,
	2015	2014
Non-GAAP and Other Financial Results
Gross bookings	$529	$611
Adjusted revenue	$500	$593
Adjusted EBITDA	$207	$248
Adjusted EBITDA margin	41%	42%
Capital expenditures	$13	$8
Adjusted profit	$155	$188
Adjusted EPS	$0.49	$0.59

GAAP Results
Revenue	$490	$594
Profit	$119	$165
Diluted EPS	$0.38	$0.52
Net cash provided by operating activities	$151	$163
Cash and cash equivalents at end of period	$786	$832

Key Performance Metrics
Monthly active users (MAUs)	501	485
Daily active users (DAUs)	142	138
Monthly unique users (MUUs)	340	345
Monthly unique payers (MUPs)	7.589	10.423
Monthly gross average bookings per paying user (MGABPPU)	$23.26	$19.54

Recent Highlights

•

Three King games were top 10 grossing games on both the Apple App Store and Google Play Store in the U.S. for second quarter 2015, marking the Company’s sixth consecutive quarter with at least three titles in the top 10 grossing games list on one or both of these major U.S. mobile platforms[1]

•	MAUs, DAUs and average daily game plays increased year over year in second quarter 2015 driven by growth on the mobile platform
•	Gross bookings from non-Candy Crush Saga[2] titles increased 30% year over year to $324 million, or 61% of total gross bookings in second quarter 2015
•

Launched Paradise Bay, King’s first resource management game, on the Apple App Store and Scrubby Dubby Saga, our first slider mechanic game, on Facebook, expanding the global game portfolio to a total of 13 titles

•	AlphaBetty Saga became the #1 download in the game category on both the Apple App Store and Google Play Store in the U.S. within three days of its June mobile launch
•

Released “Sugar Track” extension in Candy Crush Saga, a feature which enables players to earn boosters by collecting special sugar drop candies on certain levels and ran live ops events in all franchises

•	Broadened the game portfolio for the Amazon Appstore with launches of Bubble Witch 2 Saga, Candy Crush Soda Saga and AlphaBetty Saga
•

Launched localized version of Paradise Bay in Japan, Korea and China simultaneously with the worldwide launch; launched localized versions of Pet Rescue Saga in Korea and China, and Pyramid Solitaire Saga in Japan

•	Added 1,000th level to both Candy Crush Saga and Farm Heroes Saga

Second Quarter 2015 Results Summary

Gross Bookings and Revenue

•

Gross bookings were $529 million for second quarter 2015, representing a sequential decrease of $75 million, or 12%, and a year over year decrease of $82 million, or 13%. Excluding the impact of changes in foreign exchange rates, gross bookings would have decreased by approximately 11% sequentially, and by approximately 6% year over year.

•

In second quarter 2015, 81% or $430 million of gross bookings, were derived from our mobile audience. This represented 12% sequential and 7% year over year decreases in mobile gross bookings. Gross bookings from web platforms were $98 million in second quarter 2015, representing 13% sequential and 35% year over year decreases.

•

Gross bookings from games other than Candy Crush Saga[2] were $324 million for second quarter 2015, representing a sequential decrease of $51 million, or 14%, and a year over year increase of $74 million, or 30%.

•	Revenue was $490 million for second quarter 2015, representing a sequential decrease of $80 million, or 14%, and a year over year decrease of $104 million, or 18%.
•

The decreases in both gross bookings and revenue from first quarter 2015 to second quarter 2015 were primarily driven by our largest franchise, Candy Crush, as it continues to mature.  The sequential decrease in revenue also reflects a higher change in deferred revenue resulting from an increase in the length of time our players retain virtual currency in our more mature games.

•

The decreases in both gross bookings and revenue from second quarter 2014 to second quarter 2015 were primarily due to lower gross bookings from Candy Crush Saga and our other more mature games, partially offset by increased gross bookings from our newer games, in particular Candy Crush Soda Saga.  In the first half of 2015, as compared to the same period in the prior year, we launched fewer franchise games, which tend to offset declines in our more mature games. The decrease in revenue also reflects a higher change in deferred revenue primarily due to the increased use of virtual currency in our mobile games as well as higher sales tax related to the new value added tax legislation in the European Union effective in 2015.

Adjusted EBITDA

•

Second quarter 2015 adjusted EBITDA was $207 million, representing a decrease of $43 million, or 17%, compared to first quarter 2015, and a $41 million, or 16% decrease compared to second quarter 2014.  The sequential and year over year decreases were primarily due to lower gross bookings and revenue, which were partially offset by lower platform fees and marketing expenses.

[1]	According to App Annie.
[2]

“Non-Candy Crush Saga gross bookings” or “gross bookings from games other than Candy Crush Saga” represents total gross bookings (including Candy Crush Soda Saga) less gross bookings from Candy Crush Saga.

Profit

•

Profit was $119 million for second quarter 2015, decreasing by $45 million, or 27%, compared to first quarter 2015. The decrease was primarily due to lower adjusted EBITDA and higher change in deferred revenue and foreign exchange losses, which were partially offset by lower income tax, acquisition-related and share-based and other equity-related compensation expenses.

•

Second quarter 2015 profit decreased by $46 million, or 28%, compared to second quarter 2014.  The decrease was primarily due to lower adjusted EBITDA and higher change in deferred revenue and foreign exchange losses, which were partially offset by lower income tax and share-based and other equity-related compensation expenses.

Cash and Cash Equivalents

•	Cash and cash equivalents were $786 million at June 30, 2015, up $125 million since March 31, 2015.

Network Reach

•	MAUs were 501 million in second quarter 2015, down 49 million, or 9%, from first quarter 2015, and up 16 million, or 3%, from second quarter 2014.
•	DAUs were 142 million in second quarter 2015, down 16 million, or 10%, from first quarter 2015, and up 4 million, or 3%, from second quarter 2014.
•

The sequential decreases in MAUs and DAUs were due to a decrease in game activity, primarily in Candy Crush Saga, as well as in most of our other games. The decrease was reflected on both mobile and web with web declining at a faster rate, which we believe is due to a continuing decline in overall Facebook desktop users.

•

The year over year increases in MAUs and DAUs primarily result from our introduction of new games, particularly Candy Crush Soda Saga, partially offset by a decline in Candy Crush Saga and other more mature games. The year over year increases also reflect growth in activity from our mobile players, partially offset by the continued decrease in activity from our Facebook players.

•	MUUs were 340 million in second quarter 2015, down 24 million, or 7%, from first quarter 2015, and down 5 million, or 1%, from second quarter 2014.
•

The sequential decrease in MUUs was reflected in both web and mobile, but at a greater rate of decline on web, which we believe is due to a continuing decline in overall Facebook desktop users.  In addition, we observed that the sequential decline in overall MUUs was primarily from our less engaged players, which we define as players who play in only one game, most of whom played Candy Crush Saga. We believe the decrease in overall MUUs may have been further impacted by seasonal patterns we experience towards the middle of the year during which time players are less active.

•	The year over year decrease in MUUs primarily reflects a decline in Facebook players, partially offset by an increase in mobile players.

Monetization

•	Monthly Unique Payers (MUPs) in second quarter 2015 were 7.589 million, down 934,000, or 11%, from first quarter 2015, and down 2.834 million, or 27%, from second quarter 2014.
•

The sequential and year over year decreases in MUPs are primarily related to the decrease in our mobile and web platforms, and a decrease in our less engaged payers, which we define as payers who pay in only one game, most of whom played Candy Crush Saga. The sequential decrease in MUPs also reflects the duration between our more recent game launches as we find that early cohorts in games have a higher propensity to pay than cohorts who install the same game later in its life cycle. The year over year decrease in MUPs also reflects our transition to virtual currency throughout 2014, which reduces the frequency of transactions due to purchases of larger packages of virtual currency, and was partially offset by growth in payers who pay in our newer games, primarily Candy Crush Soda Saga.

•	Monthly Gross Average Bookings per Paying User (MGABPPU) decreased to $23.26 in second quarter 2015, down $0.38, or 2%, from first quarter 2015, and up $3.72, or 19%, from second quarter 2014.
•

The relatively flat sequential MGABPPU reflects that a consistent proportion of our payers are paying in more than one game, as we have observed that payers who spend in more than one game tend to spend higher amounts than those who pay in only one game.

•

The year over year increase in MGABPPU is due to a higher portion of our payers paying in more than one game, as well as our transition to virtual currency which enables players to transact at higher amounts.

Share Repurchase Program

During second quarter 2015, the Company repurchased approximately 900,000 shares through open market purchases utilizing $15 million of the $150 million share repurchase authorization approved by the Board of Directors on November 4, 2014 and by shareholders on January 29, 2015.  Through June 30, 2015 an aggregate of 8.2 million shares were repurchased under this program for $126 million.

Outlook

The following forward-looking statement reflects King’s expectations as of August 13, 2015:

Based on the timing of our game releases and recent trends, we expect gross bookings of $460 million to $485 million in third quarter 2015. Taking these factors into account as we look toward the remainder of the year, we expect gross bookings in fourth quarter 2015 to be fairly consistent sequentially.

Conference Call Information

King will host a conference call today, August 13, 2015 at 4:30p.m. Eastern Time to discuss the Company’s results as well as forward-looking information about King’s business. Listeners may access the live conference call via a dial-in number or audio webcast.

Conference call details are:

U.S. callers: +1 877-201-0168

International callers: +1 647-788-4901

Conference ID: 75511993

The conference call will be simultaneously webcast at http://investor.king.com, where listeners can also access King’s earnings press release and slide presentation.

Following the call, a replay of the webcast will be available at the same website. A telephonic replay will also be available for one week following the conference call at +1 855-859-2056 (U.S. callers), or +1 404-537-3406 (International callers), conference ID: 75511993.

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It has a network of 340 million monthly unique users as of second quarter 2015, has developed more than 200 exclusive games, and offers games in over 200 countries and regions through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. King has game studios in Stockholm, Bucharest, Malmö, London, Barcelona, Berlin, Singapore, and Seattle, along with offices in San Francisco, Malta, Seoul, Tokyo and Shanghai.

Forward Looking Statements

All statements other than statements of historical fact contained in this release, including statements regarding future outlook and future game releases are forward-looking statements. King has based these forward-looking statements on its estimates and assumptions as of the date of this release. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the fact that a relatively small number of games continue to account for a substantial majority of our revenue and gross bookings, and declines in popularity of these games could harm our financial results; our ability to develop new games and enhance existing games in a timely manner; delays to the launch of new games; our ability to effectively manage our growth; revenues and gross bookings from new games may not be sufficient to offset declines in revenues and gross bookings in more mature games; market acceptance of new games and enhancements to existing games; intense competition in our industry; our reliance on the casual game format and the success of our efforts to expand beyond the casual format; our need to anticipate and successfully develop games for new technologies, platforms and devices; challenges in measuring our key operating metrics, and real or perceived inaccuracies in such metrics; continued decline in our gross bookings levels and the levels of certain other financial and operating metrics levels and/or fluctuations in our quarterly operating results and other key metrics; reliance on various third-party platforms; reliance on key personnel; our share price and changing market conditions for our ordinary shares; acquisition-related risks, including our ability to integrate our recent acquisitions, the impact of unforeseen integration issues, our ability to retain the key personnel of the acquired businesses, and unknown liabilities; unforeseen difficulties in developing and introducing new games from acquired companies and customer acceptance of such games; general economic conditions, their impact on consumer spending and foreign currency exchange rates; the continued effectiveness of our marketing programs; risks associated with operating and offering games in multiple jurisdictions as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in King’s U.S. Securities and Exchange Commission filings and reports, including in the

Form 20-F filed by the Company with the U.S. Securities and Exchange Commission on February 13, 2015, and all future filings and reports by the Company. In addition, King operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for King management to predict all risks, nor can King assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that King may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. King does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in King’s expectations.

Non-GAAP and Other Financial Measures

King uses International Financial Reporting Standards (“IFRS”). In addition to IFRS financials, this release includes certain financial measures not based on IFRS, including gross bookings, adjusted revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted profit and adjusted EPS, as well as certain gross bookings information presented on a constant currency basis. These non-GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The non-GAAP financial measures used by King may differ from the non-GAAP financial measures used by other companies, and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Some limitations of the non-GAAP financial measures we use are listed below:

Gross Bookings: Gross bookings is a non-GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is the economic benefit collected from the sale of virtual items and for access to skill tournaments. The Company uses gross bookings to evaluate the results of operations, generate future operating plans and assess performance. While King believes that this non-GAAP financial measure provides a meaningful measurement of the business performance during a particular period because it measures the total cash spend by players in the period, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a comparative measure.

Adjusted Revenue: Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted to include changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

Adjusted EBITDA and Adjusted EBITDA Margin: Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. King defines adjusted EBITDA as profit (loss), adjusted for income tax expense (credit), foreign currency exchange loss (gain), acquisition-related expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments), non-operating (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security charges associated therewith) and changes in deferred revenue. King defines adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. King believes that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. King also uses these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

Capital Expenditures: King defines capital expenditures as the amount paid in the period for the purchase of property, plant and equipment, and intangible assets. King monitors capital expenditures as a measure of the amount we have invested in maintaining or growing the scope of our business. Other companies, including companies in our industry, may calculate capital expenditures differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted Profit: Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted profit as profit (loss), adjusted for share-based and other equity-related compensation (including social security charges associated therewith), changes in deferred revenue, acquisition-related (income) expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments) and amortization of acquired intangible assets. Other companies, including companies in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted EPS: Adjusted EPS is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted EPS as adjusted profit divided by the diluted weighted average number of ordinary shares in issue during the period.

Foreign Exchange Effect on Gross Bookings: Certain gross bookings information in this release is presented on a constant currency basis. This information was calculated using exchange rates consistent with those in effect for the comparative periods. We believe the constant currency measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business. Investors should be cautioned that the effect of changing foreign currency exchange rates has an actual effect on operating results.

Reconciliations of these non-GAAP measures to the most directly comparable IFRS measure are included in the accompanying tables.

For definitions of key performance indicators including MAUs, DAUs, MUUs, MUPs and MGABBPU please see “Key Operating Metrics” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on our about the date of this announcement.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Contacts

Investors:	Media:
Alice Ryder, VP of Investor Relations	Susannah Clark, VP of Communications
ir@king.com	press@king.com
Brunswick Group
kingteam@brunswickgroup.com

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,
	2015	2014
Revenue	$489,532	$593,563
Other income	6,850	-
Costs and expenses*:
Cost of revenue	157,653	182,584
Research and development	50,179	40,366
Sales and marketing	89,221	117,801
General and administrative	39,687	38,955
Total costs and expenses	336,740	379,706
Other gains	116	1,946
Net finance costs	(173)	(264)
Profit before tax	159,585	215,539
Income tax expense	40,282	50,169
Profit	$119,303	$165,370

Earnings per share attributable to the equity holders of the Company during the period:
Basic earnings per share	$0.38	$0.53
Diluted earnings per share	$0.38	$0.52

Weighted average number of shares used in computing earnings per share:
Basic	310,624	309,880
Diluted	316,608	318,272

_______________

* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$200	$580
Research and development	10,725	13,814
Sales and marketing	3,169	2,189
General and administrative	12,439	14,829
Total share-based and other equity-related compensation expense	$26,533	$31,412

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Six Months Ended June 30,
	2015	2014
Revenue	$1,059,045	$1,200,272
Other income	7,969	-
Costs and expenses*:
Cost of revenue	336,289	378,580
Research and development	101,072	87,123
Sales and marketing	184,058	246,900
General and administrative	79,782	108,270
Total costs and expenses	701,201	820,873
Other gains (losses)	5,037	(2,117)
Net finance costs	(389)	(532)
Profit before tax	370,461	376,750
Income tax expense	87,033	84,181
Profit	$283,428	$292,569

Earnings per share attributable to the equity holders of the Company during the year:
Basic earnings per share	$0.91	$0.96
Diluted earnings per share	$0.89	$0.93

Weighted average number of shares used in computing earnings per share:
Basic	312,760	304,308
Diluted	318,456	314,124

_______________

* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$871	$4,646
Research and development	24,569	39,566
Sales and marketing	6,180	7,774
General and administrative	27,627	57,442
Total share-based and other equity-related compensation expense	$59,247	$109,428

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	June 30,	December 31,
	2015	2014
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$785,883	$963,972
Trade and other receivables	196,900	228,392
Income tax receivable	548	103,748
Total current assets	983,331	1,296,112
Non current assets
Intangible assets, net	102,692	48,587
Property, plant and equipment, net	40,006	34,310
Deferred tax assets	17,805	14,733
Income tax receivable	66,541	38,431
Other deposits	9,860	9,604
Total non current assets	236,904	145,665
Total assets	$1,220,235	$1,441,777
Liabilities and shareholders' equity
Current liabilities
Trade and other payables	92,589	137,638
Deferred revenue	44,931	34,310
Income tax liabilities	99,471	232,637
Total current liabilities	236,991	404,585
Non current liabilities
Deferred tax liabilities	3,984	669
Income tax liabilities	87,525	51,589
Provision for other liabilities	9,260	3,055
Other non current liabilities	14,859	13,000
Total non current liabilities	115,628	68,313
Total liabilities	$352,619	$472,898
Shareholders' equity
Share capital	77	78
Other reserves	369,985	456,499
Retained earnings	497,554	512,302
Total shareholders' equity	867,616	968,879
Total liabilities and shareholders' equity	$1,220,235	$1,441,777

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities
Profit for the period	$283,428	$292,569
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	12,062	5,819
Equity settled share-based payments	47,949	68,838
Unrealized foreign currency exchange (gain) loss	(5,544)	2,117
Loss on disposal of property, plant and equipment & intangible assets & derecognition of intangible assets	1,240	654
Net finance costs	389	532
Income tax expense	87,033	84,181
Change in fair value of contingent consideration	(4,000)	-
Change in deferred revenue	10,621	784
Change in provisions	6,172	-
Changes in operating assets and liabilities:
Trade receivables	32,355	18,554
Prepayments, other receivables, current and non current assets	(3,583)	(12,742)
Trade payables	(8,474)	(5,822)
Accrued expenses and other liabilities	(37,889)	(44,384)
Cash generated from operations	421,759	411,100
Interest received	156	114
Finance costs paid	(190)	(567)
Income tax paid, net of refunds	(107,803)	(80,107)
Net cash provided by operating activities	313,922	330,540
Cash flows from investing activities
Purchases of intangible assets	(5,991)	(3,890)
Purchase of property, plant and equipment	(14,548)	(12,028)
Purchase of business, net of cash acquired	(44,574)	(1,150)
Net cash used in investing activities	(65,113)	(17,068)
Cash flows from financing activities
Payment of dividends	(298,176)	(217,116)
Proceeds from initial public offering	-	329,404
Repurchase of the company's share capital	(125,730)	(1,240)
Proceeds from exercise of share options and employee share plan	2,160	3,034
Net cash (used in) provided by financing activities	(421,746)	114,082
Net (decrease) increase in cash and cash equivalents	(172,937)	427,554
Cash and cash equivalents at the beginning of the period	963,972	408,695
Exchange losses on cash and cash equivalents	(5,152)	(4,029)
Cash and cash equivalents at the end of the period	$785,883	$832,220

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended June 30,
	2015	2014
Reconciliation of Revenue to Gross Bookings:
Revenue	$489,532	$593,563
Sales tax	30,005	18,573
Other revenue	(1,554)	(2,428)
Movement in player wallet and other adjustments	1,156	1,464
Change in deferred revenue	10,352	(81)
Gross bookings	$529,491	$611,091

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$489,532	$593,563
Change in deferred revenue	10,352	(81)
Adjusted revenue	$499,884	$593,482

Reconciliation of Profit to Adjusted EBITDA:
Profit	$119,303	$165,370
Add:
Income tax expense	40,282	50,169
Foreign currency exchange loss (gain)	3,884	(1,946)
Acquisition-related expense	455	-
Non-operating expense	2	-
Net finance costs	173	264
Share-based and other equity-related compensation	26,533	31,412
Change in deferred revenue	10,352	(81)
Depreciation and amortization	6,376	3,054
Adjusted EBITDA	$207,360	$248,242
Adjusted EBITDA margin	41%	42%

Reconciliation of Profit to Adjusted Profit:
Profit	$119,303	$165,370
Add:
Share-based and other equity-related compensation	26,533	31,412
Acquisition-related expense	455	-
Change in deferred revenue	10,352	(81)
Amortization of acquired intangible assets	497	127
Tax effect of adjustments	(1,680)	(8,541)
Adjusted profit	$155,460	$188,287

Reconciliation of Adjusted EPS:
Adjusted profit	$155,460	$188,287
Diluted weighted average number of ordinary shares	316,608	318,272
Adjusted EPS	$0.49	$0.59

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

Three Months Ended
March 31,
2015
Reconciliation of Revenue to Gross Bookings:
Revenue	$569,513
Sales tax	34,925
Other revenue	(1,681)
Movement in player wallet and other adjustments	1,427
Change in deferred revenue	269
Gross bookings	$604,453

Reconciliation of Profit to Adjusted EBITDA:
Profit	$164,125
Add:
Income tax expense	46,751
Foreign currency exchange gain	(4,921)
Acquisition-related expense	5,365
Non-operating income	(14)
Net finance costs	216
Share-based and other equity-related compensation	32,714
Change in deferred revenue	269
Depreciation and amortization	5,686
Adjusted EBITDA	$250,191
Adjusted EBITDA margin	44%

Foreign Exchange Effect on Gross Bookings:
	Three Months Ended
Sequential	June 30, 2015	March 31, 2015
Reported gross bookings	$529,491	$604,453
Foreign exchange effect on Q2-15 gross bookings using Q1-15 rates	8,626
Gross bookings excluding foreign exchange effect	$538,117
Reported gross bookings sequential change %	(12%)
Gross bookings excluding foreign exchange effect sequential change %	(11%)

	Three Months Ended
Year over Year	June 30, 2015	June 30, 2014
Reported gross bookings	$529,491	$611,091
Foreign exchange effect on Q2-15 gross bookings using Q2-14 rates	46,543
Gross bookings excluding foreign exchange effect	$576,034
Reported gross bookings year over year change %	(13%)
Gross bookings excluding foreign exchange effect year over year change %	(6%)